MOUNTAIN PROVINCE DIAMONDS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at November 12, 2012, and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2011, and the unaudited consolidated condensed interim financial statements for the three and nine months ended September 30, 2012.

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2011 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in Canadian dollars unless otherwise stated.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com.

Technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Overall Performance

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project.

On July 3, 2009, the Company entered into an agreement with De Beers Canada Inc. (“De Beers Canada”) (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

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(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study (paid - $4,417,421 to September 30, 2012, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accrued interest within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture.

The underlying value and recoverability of the amounts shown for the Company’s investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUE PROJECT

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

Independent Feasibility Study

On October 21, 2010, in a press release titled “Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study”, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. (“JDS”) led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

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The following are the financial and project highlights from the Feasibility Study:

•	Project IRR including sunk costs	20.7%*
•	Project IRR excluding sunk costs	33.9%
•	Initial project capital	$549.5M
•	Working capital	$49.4M
•	Sustaining capital including mine closure	$36.1M
•	Operating costs	$48.68 per tonne
•	Project mine life	11 years
•	Average annual production	3 million tonnes
•	Total diamond production	49 million carats
•	Average annual diamond production	4.45 million carats
•	Revenue	US$102.48 per carat**

*After taxes/royalties and unleveraged

**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: “The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop.”

On June 14, 2011, in a joint news release entitled “De Beers Canada and Mountain Province Diamonds Provide Gahcho Kué Project Update”, the Joint Venture partners announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operator, De Beers Canada, to prepare a plan and budget for the development of the Gahcho Kué mine. The news release indicated that the plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

Gahcho Kué Mineral Reserve Report

On October 21, 2010, Mountain Province also announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 2 below.

Table 2

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.2	1.77		23.3
Hearne	Probable	5.4	2.10		11.5
Tuzo	Probable	12.6	1.13		14.2
Total	Probable	31.3	1.57	*	49.0

* Fully diluted mining grade

Independent Diamond Valuation

On May 5, 2011, in a press release titled “Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds”, the Company announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. (“WWW”) and took place at the London offices of the Diamond Trading Company in early April 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

For the valuation, importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

Table 3 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

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Table 3

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	210	411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		8,317.29	$185	$1,535,024

Note: Total Dollars are the result of rounding.

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600”.

Mountain Province noted that the results of this independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted in April 2010. Based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand – particularly from the robust Chinese and Indian markets – outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand. As the world’s largest and richest new diamond development project, Gahcho Kué is well-placed to enjoy excellent diamond price support as it prepares for production.

Mountain Province noted further that experience shows that during the mining phase, larger populations of large, high value diamonds are commonly recovered, which has the potential to improve modeled diamond revenues. Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4

Pipe	High Model	Base Model	Low Model
5034 Centre	169	134	116
5034 West	172	133	120
5034North/East	196	144	123
Hearne	139	110	100
Tuzo	136	103	97
Average	$161	$122	$109

Note: 1 mm nominal square mesh

Diamond values are in US Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

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The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

Mountain Province noted that the 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR. Accordingly, the 41 percent increase in the modeled price over the past year could result in an approximate 12 percent increase in the project IRR.

In March 2012, WWW updated their pricing of the Gahcho Kué diamonds based on their March 7, 2012 price book. In a report to the Company dated April 23, 2012, WWW indicated that the prices for the Gahcho Kué diamonds remained relatively unchanged between April 2011, when the diamonds were previously priced, and March 2012, with the actual value per carat increasing from $185 to $186.

Permitting

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). In June 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted. The MVEIRB published the final terms of reference for the Gahcho Kué Environmental Impact Statement (“EIS”) in late 2007.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 23, 2010, the Company, in a joint news release with De Beers Canada entitled “Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel”, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the “Panel”) of the MVEIRB. The EIS details the construction and operation of the proposed mine to ensure it is sustainable. The EIS was assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

On August 2, 2011, in a news release entitled “Mountain Province Diamonds Achieves Key Milestone with De Beers JV at Kennady Lake”, the Company announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which clears the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

In January 2012, the Operator received 347 information requests from stakeholders of the EIR. All of these information requests were responded to by the first week of April. Technical hearings were held in late May 2012 in Yellowknife. In July 2012, the Operator received 32 information requests in a second (and final) round of information requests from stakeholders of the EIR. The Operator responded to these information requests by mid-September 2012.

The Gahcho Kué Detailed Alternatives Analysis was submitted to the Panel by the Operator on June 18, 2012. The Gahcho Kué Flow Mitigation Plan was submitted on June 29, 2012.

On July 20, 2012, De Beers Canada announced that the project permitting process is on schedule.

On August 27, 2012, in a news release titled “Mountain Province Diamonds Announces Permitting Progress at De Beers Joint Venture”, the Company announced that the Mackenzie Valley Environmental Impact Review Board had provided details of the final steps for the Gahcho Kué EIR which included the following key dates:

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1.   September 13, 2012  - Final responses to information requests;

2.   October 22, 2012       - Technical report due date;

3.   November 1, 2012     - Pre-hearing conference; and

4.   December 4-7, 2012  - Public hearing.

Closure of the public record on the EIR is scheduled for December, 2012.

All correspondence and documents associated with the EIR can be found on the MVEIRB website at http://www.reviewboard.ca/registry/project.php?project_id=37.

Tuzo Deep Project

On October 7, 2011, in a news release titled “Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey”, the Company announced that the first of two drill rigs had commenced drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project. A second drill rig arrived in late October, 2011. The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite.

The Tuzo Deep drill program aimed to define a resource between 350 and 750 metres and was completed in April 2012. On April 12, 2012, in a news release titled “Mountain Province Diamonds Announces Tuzo Deep Drill Results”, the Company announced the results of the drill program as in Table 5 below:

Table 5

	Azimuth	Inclination at collar	Kimberlite intercepts (meters)			End of hole
Drill hole	(degrees)	(degrees)	From	To	Intercept	(meters)
MPV-11-324C	350	-60	391.00	603.00	212.00	708.00
MPV-11-325C	340	-65	436.20	573.58	137.38	660.00
MPV-11-326C	165	-65	460.60	528.00	*	528.00
MPV-12-327C	173	-57	463.00	675.48	212.48	718.00
MPV-12-328C	059	-55	603.58	819.20	215.62	842.00
MPV-12-329C	274	-60	412.20	624.87	212.67	669.00

*  Hole MPV-11-326C was abandoned at 528m due to lost rods at bottom of hole.

Hole MPV-12-327C is a continuation of MPV-11-326C starting at 400m at a wedge.

The program consisted of five holes totalling 3,725 meters. One hole, MPV-11-326C was abandoned at 528m due to lost drill rods, however was continued in MPV-11-327C, which started at 400m at a wedge. All five holes successfully confirmed the substantial presence of kimberlite beyond the current Resource depth.

The shape of the Tuzo kimberlite is unusual as it widens to depth, from 125 meters diameter near surface to 225 meters diameter at a depth of 300 meters. In addition, the diamond grade increases to depth. The average grade from surface to a depth of 300 meters is 1.21 carats per tonne, while the average grade from a depth of 300 meters to 350 meters increases to 1.75 carats per tonne. The higher grade can be explained by a generally lower degree of dilution as well as a coarser diamond distribution. This leads to the conclusion that the coherent magmas at depth (> 300 meters) have the potential for a favourable coarse diamond distribution.

Detailed geological logging, petrography studies and microdiamond analyses of the drill core are ongoing and will classify and correlate the kimberlite types intersected in the deep drilling program with the kimberlite types that comprise the current resource of the Tuzo pipe. The results will be integrated into a revised geological model for the pipe. It is expected that an updated NI 43-101 Resource statement will be available upon completion of the required analytical work, interpretation and resource classification. An estimate for release will be provided once this work is completed.

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On July 3, 2012, in its news release titled “Mountain Province Diamonds Announces 78.5% Increase in Tuzo Kimberlite Volume”, the Company announced a 78.5 percent increase in the volume estimate of the Tuzo kimberlite pipe. The Tuzo Deep volume estimate is based on the pierce points from the five inclined drill holes completed in April, 2012 (as described above), and two pierce points from earlier drilling.

The results of the Tuzo Deep drilling indicate an increase from the previous kimberlite volume estimate of 6.6 million cubic meters to 11.781 million cubic meters. The bulk of this volume increase of 4.578 million cubic meters is modelled from a depth of 354 meters (the cut-off of the current resource estimate) to a depth of 564 meters; an increase of 210 metres.

This estimate represents kimberlite volume only. A mineral resource will only be classified once the geological and grade modelling has been completed, which the Company expects will be in late 2012, and released in early 2013.

This represents a significant increase in the volume of the Tuzo kimberlite and confirms the depth extension of the kimberlite pipe from 354 meters to 564 meters.

On November 8, 2012, in a news release entitled “Mountain Province Diamonds Announces Tuzo Deep Diamond Recovery Results”, the Company announced the microdiamond recovery results from the Tuzo Deep drill program completed in April 2012.

Recovery of microdiamonds from the kimberlite intersects was undertaken by caustic fusion methods performed at the Geoanalystical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. The microdiamonds recovered by the SRC were then forwarded to the De Beers Kimberley Microdiamond Laboratory (“KMDL”) for re-weighing of minus 0.3mm diamonds.

Patrick Evans, Mountain Province Diamonds President and CEO, commented: “Gahcho Kué is already the world’s largest and richest new diamond mine. The diamond recovery results from the Tuzo Deep drill program confirm the potential for Gahcho Kué to be even larger and richer. The microdiamond results indicate the potential for the grade to increase below 350 meters, which if confirmed would place Gahcho Kué amongst the richest of all known diamond deposits”.

The combined SRC and KMDL caustic fusion diamond results for samples taken from Tuzo Deep are summarized below in Table 6.

Table 6

Total	Numbers of Diamonds According to Sieve Size Fraction (mm)
Weight (Kg)	+0.075 - 0.106	+0.106 - 0.150	+0.150 - 0.212	+0.212 - 0.300	+0.300 - 0.425	+0.425 - 0.600	+0.600 - 0.850	+0.850 - 1.180	+1.180 - 1.700	+1.700 -2.360	+2.360 - 3.350	Total Diamonds
657.13	1,199	999	547	446	281	156	87	42	16	2	1	3,776

Total carat weight of sample: 2.3330075

Total macro carats +0.5mm: 1.989658

Total macro carats +0.850mm: 1.485248

Gahcho Kué Capital Program

On May 28, 2012, in a news release entitled “Mountain Province Diamonds Announces C$31.3M Initial Gahcho Kué Capital Program”, the Company announced that the Gahcho Kué Joint Venture partners had approved the initial capital to advance the Gahcho Kué diamond mine in preparation for development.

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The C$31.3M budget (C$21.3M for 2012 and C$10M for Q1, 2013) will focus on advancing:

1.	Preparation work for the construction and operating permit applications;
2.	Front-end engineering and design (FEED);
3.	Preparations and procurement for the 2013 winter road;
4.	Detailed engineering;
5.	Purchase of critical long-lead equipment; and
6.	Feasibility study update.

Mountain Province CEO Patrick Evans commented that “Permitting of the Gahcho Kué diamond mine continues to progress satisfactorily. This has provided the joint venture partners with sufficient confidence to continue to progress the Gahcho Kué project according to schedule”.

On August 7, 2012, in its news release “Mountain Province Diamonds Operating Partner De Beers Confirms Gahcho Kué Permitting on Schedule”, the Company indicated financing arrangements of the Company’s 49 percent share of the Gahcho Kué capital budget, estimated at approximately C$300M, are progressing, with multiple proposals for project financing, off-take financing, and a variety of other instruments, which, if successfully concluded, would enable the Company to substantially meet its capital requirements.

Patrick Evans, the Company’s President and CEO, commented: “We are gratified by the strong interest we have received from major participants in global mining finance. This reflects the robust economies of Gahcho Kué as well as the strength and experience of our operating partner; majority owned by Anglo American, one of the world’s largest diversified mining companies. As we consider the financing options available to us we will be keenly focused on minimizing shareholder dilution which could result from conventional equity issues. The interests of our longstanding shareholders will be paramount as we continue to explore financing options.”

Other Exploration

Kennady North Diamond Project

The Kennady North Diamond Project was transferred to Kennady Diamonds Inc. under a plan of arrangement on July 6, 2012.

Completion of Plan of Arrangement with Kennady Diamonds Inc.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North property and working capital of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by the shareholders.

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The Company recorded the fair value of the transaction as a dividend-in-kind. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer of Kennady North in the Company’s Statement of Comprehensive Loss.

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Results of Operations

Summary of Quarterly Results

December 31, 2012 Fiscal Year

Unaudited	Third Quarter September 30, 2012	Second Quarter June 30, 2012	First Quarter March 31, 2012
Interest income	$8,047	$43,994	$51,408
Expenses	(2,521,631)	(4,078,554)	(4,451,833)
Gain on asset transfer to Kennady Diamonds Inc.	10,721,645	-	-
Net income (loss) for period	8,201,130	(4,041,492)	(4,407,356)
Net income (loss) per share (basic)	0.10	(0.05)	(0.05)
Cash flow (used in) operations	(6,409,485)	(4,619,243)	5,103
Cash and cash equivalents, end of period	5,595,571	2,119,667	497,925
Assets	53,038,743	62,543,069	66,840,529
Dividends	Nil	Nil	Nil

December 31, 2011 Fiscal Year

Unaudited	Fourth Quarter December 31, 2011	Third Quarter September 30, 2011	Second Quarter June 30, 2011	First Quarter March 31, 2011
Interest income	$59,239	$67,466	$76,091	$100,558
Expenses	(5,390,942)	(2,248,809)	(2,446,824)	(2,181,880)
Net (loss) for period	(5,347,662)	(2,197,302)	(2,386,518)	(1,607,453)
Net (loss) per share (basic)	(0.07)	(0.03)	(0.03)	(0.02)
Cash flow (used in) operations	(3,424,748)	(2,353,183)	6,285,978	(13,607,720)
Cash and cash equivalents, end of period	21,546	504,895	720,171	1,805,403
Assets	66,556,514	69,937,125	71,935,129	70,130,142
Dividends	Nil	Nil	Nil	Nil

December 31, 2010 Fiscal Year

Unaudited	Fourth Quarter December 31, 2010	Third Quarter September 30, 2010	Second Quarter June 30, 2010	First Quarter March 31, 2010
Interest income	$57,589	$26,404	$22,142	$16,455
Expenses	(2,401,374)	(2,884,485)	(2,725,144)	(1,753,473)
Net (loss) for period	(4,341,505)	(5,610,085)	(3,209,732)	(1,373,405)
Net (loss) per share (basic)	(0.06)	(0.08)	(0.05)	(0.02)
Cash flow (used in) operations	(2,144,792)	(2,290,002)	(1,739,252)	(1,094,923)
Cash and cash equivalents, end of period	23,778,053	1,984,041	3,276,714	159,805
Assets	71,236,108	52,396,274	54,458,648	45,102,618
Dividends	Nil	Nil	Nil	Nil

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Nine Months Ended September 30, 2012

The Company’s net loss for the nine months ended September 30, 2012 was $247,718, $nil per share, compared to $6,191,273 or $0.08 per share for the nine months ended September 30, 2011. Excluding a gain recognized on the transfer of assets to Kennady Diamonds Inc. on the effective date of the plan of arrangement of $10,721,645, the Company’s net loss for the nine months ended September 30, 2012 was $10,969,363 or 0.14 per share.

Operating expenses were $11,052,018 for the nine months ended September 30, 2012 and $6,877,513 for the nine months ended September 30, 2011. Interest income was approximately $103,000 for the nine months ended September 30, 2012 compared to approximately $244,100 for the nine months ended September 30, 2011 as a result of reduced balances for investment from the 2010 financings. Consulting fees, including stock-based compensation of $463,500 for options granted in the first quarter of 2012 ($487,085 for the first quarter of 2011), as well as other consulting, were down from approximately $1,263,000 for the nine months ended September 30, 2011 to approximately $1,122,000 for the nine months ended September 30, 2012. Exploration and evaluation expenses are up from approximately $4,456,000 for the nine months ended September 30, 2011 to approximately $8,034,000 for the nine months ended September 30, 2012 as a result of increased exploration and evaluation expenditures for Gahcho Kué (with a related increase in the Gahcho Kué management fee) and for the Kennady North Diamond Project prior to transfer of the Kennady North Diamond Project to Kennady Diamonds in early July 2012. Professional fees are up from approximately $270,000 for the nine months ended September 30, 2011, to approximately $708,000 for the nine months ended September 30, 2012 primarily attributable to increased legal and audit fees associated with the Company’s spin-out of the Kennady North Diamond Project. Promotion and investor relations costs are up from approximately $90,000 to approximately $237,000 for the nine months ended September 30, 2011 to the nine months ended September 30, 2012 primarily as a result of increased costs associated with the spin-out. Office and administration is down for the nine months ended September 30, 2012 from the same nine month period in 2011 because of foreign exchange losses realized in 2011 with the exercise of warrants in US dollars in the first quarter in 2011.

Three Months Ended September 30, 2012

The Company’s net income during the three months ended September 30, 2012 was $8,201,130. Excluding the impact of the gain on the transfer of the assets to Kennady Diamonds Inc. of $10,721,645, the net loss for the three month period was $2,520,515 or about $0.03 per share, compared with a net loss of $2,197,302, or $0.03 per share, for the three months ended September 30, 2011.

Expenses were $2,521,631 for the three months ended September 30, 2012 compared to $2,248,809 for the comparative three months ended September 30, 2011. The increase is primarily attributable to increased costs of approximately $119,000 for the Gahcho Kué Project in the three months ended September 30, 2012 compared to the same period of the prior year. An increase in professional fees expenses of approximately $34,000 primarily related to the Company’s planned spin-out of Kennady Diamonds Inc. Interest income of $8,047 for the three months ended September 30, 2012 is down compared to the comparative period for the prior year of approximately $67,000 because of decreased investments as a result of operation funding.

LIquidity and Capital Resources

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $3,267,011 at September 30, 2012 ($15,064,475 as at December 31, 2011), and cash and cash equivalents and short-term investments of $5,595,571 ($17,840,729 at December 31, 2011). The short-term investments reflected in the December 31, 2011 figures were guaranteed investment certificates held with a major Canadian financial institution with no counter party credit risk associated with the bank.

The Company had no long-term debt at September 30, 2012 or at December 31, 2011. The Company’s required contributions payable to De Beers Canada, described in Note 5 to the Company’s unaudited condensed consolidated interim financial statements for September 30, 2012, are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production. (See “Overall Performance” section above).

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As at September 30, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

On October 10, 2012, the Company announced that it had filed a rights offering circular with the Toronto Stock Exchange (the “TSX”) and the securities regulators of each of the provinces of Canada (with the exception of Quebec) in respect of a rights offerings to raise gross proceeds of approximately $47.1 million (the “Offering”) to be used to fund the Company’s 49% share of the initial capital costs for the Gahcho Kué Project and for general corporate purposes. This amount is sufficient to cover the Company’s share of the initial capital costs through to the completion of permitting of Gahcho Kué in 2013.

Under the proposed Offering, each registered holder of common shares of the Company as of a record date (the “Record Date”) will receive one right (a “Right”) for each share held. Six (6) Rights plus the sum of $3.50 (the “Subscription Price”) are required to subscribe for one share (“Share”). The Rights will expire on the Expiry Date, after which unexercised Rights will be void and without value. The Rights will be listed on the TSX. Shareholders who fully exercise their Rights may subscribe pro-rata for any additional Shares not otherwise subscribed for before the Expiry Date (the “Additional Subscription Privilege”).

The Offering was subject to regulatory approvals, including that of the TSX. The TSX conditionally approved the listing and posting for trading of the Rights and the common shares of the Company underlying the Rights, subject to satisfaction of certain listing requirements. The Offering will be made in all provinces of Canada (except in Quebec), and in such other jurisdictions where the Company is eligible to make such an offering.

The Company also filed a registration statement on Form F-7 covering the Offering with the U.S. Securities and Exchange Commission.

On October 18, 2012, the Company announced that it had received acceptance from the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, for its Offering of Rights. The Record Date was established as close of business on October 30, 2012 and the Expiry Date is November 28, 2012, after which unexercised Rights will be void and without value.

The Company confirmed that it had entered into a stand-by agreement with Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (“Bottin”) in terms of which Bottin has undertaken to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

The Company has mailed the Rights offering circular, which contains details of the Offerings and instructions on how to exercise the Rights, to all eligible shareholders of record on the close of business on the Record Date.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the unaudited condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of the interest in Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, estimate of fair value of the dividend-in-kind resulting from the assets spun-out to Kennady Diamonds Inc., and deferred taxes, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at September 30, 2012, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants when issued at fair value. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company’s interest in the Gahcho Kué Joint Venture for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

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	September 30,	December 31,
	2012	2011
The total of the transactions:
Revenue earned	$-	$-
Transfer to Kennady Diamonds per Arrangement (note 10)	3,000,000	-
Kennady Diamonds	60,825	-
Gahcho Kue Joint Venture expenditures	7,959,903	-
Remuneration	1,164,825	1,450,068
The amount of outstanding balances:
Receivable from Kennady Diamonds	60,825	-
Payable to the Gahcho Kue Joint Venture	602,498	-
Payable to key management personnel	170,000	313,000

The remuneration of directors and other members of key management personnel for the nine months ended September 30, 2012 and the year ended December 31, 2011 were as follows:

	September 30,	December 31,
	2012	2011
Salary, bonus and other short-term employee benefits	$701,325	$962,983
Share-based payments	463,500	487,085
	$1,164,825	$1,450,068

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

Other Management Discussion and Analysis Requirements

RISKS

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;

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▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
▪	risks related to environmental regulation and liability;
▪	risks associated with obtaining the necessary permits to build and operate a mine;
▪	political and regulatory risks associated with mining and exploration; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At November 12, 2012, there were 80,715,558 shares issued and 794,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2012 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During the remainder of fiscal 2012 and in fiscal 2013, the Company is continuing the permitting and development of the Gahcho Kué Project. As well, the Company is engaging with De Beers Canada with respect to a follow-up program to achieve the original objective of the Tuzo Deep Drill Program of defining a kimberlite resource to 750 meters, and working with the Operator to finalize the mineral resource estimate from the Tuzo Deep Drilling Program for release in Q1 2013.

The Company plans to close its Rights Offering financing (see “Liquidity and Capital Resources”) on November 28, 2012. Additionally, the Company has received multiple financing proposals including project financing, off-take financing and a variety of other financing instruments which, if successfully concluded, would enable the Company to substantially meet its additional capital requirements for the development of Gahcho Kué. These are being considered together with alternatives available to finance the ongoing operations of the Company.

Additional Information

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

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Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

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On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

November 12, 2012

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